SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D
                              (AMENDMENT NO. 1)

                  Under the Securities Exchange Act of 1934

                           PRICE ENTERPRISES, INC.
                               (Name of Issuer)

                   Common Stock, $.0001 par value per share
                        (Title of Class of Securities)

                                  741444103
                    (CUSIP Number of Class of Securities)

                           Donald E. Burdick, Esq.
                              Price/Costco, Inc.
                            10809 120th Avenue NE
                          Kirkland, Washington 98033
                              (206) 803-8100
          (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copy to:

                            Joseph J. Giunta, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                      300 South Grand Avenue, Suite 3400
                      Los Angeles, California 90071-3144
                                (213) 687-5000

                               January 23, 1995
                        (Date of Event which Requires
                          Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or
          (4), check the following:
                                                               ( )

          Check the following box if a fee is being paid with this
          Statement:
                                                               ( )


      (1) NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Price/Costco, Inc.
          33-0572969

      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)  ( )
                                                       (b)  ( )

      (3)  SEC USE ONLY

      (4)  SOURCE OF FUNDS*
           WC

      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ( )

      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                                             : (7)  SOLE VOTING POWER
                                             :        3,775,972
                                             : (8)  SHARED VOTING
      NUMBER OF SHARES BENEFICIALLY          :            0
      OWNED BY EACH REPORTING                :
      PERSON WITH                            : (9)  SOLE DISPOSITIVE
                                             :        3,775,972
                                             :(10)  SHARED DISPOSITIVE
                                             :            0

     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
                      3,775,972

     (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*                         ( )

     (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      14.0%

     (14)  TYPE OF REPORTING PERSON*
               CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                    This Amendment No. 1 to the Schedule 13D filed on January 3, 1995 by the Reporting Person (as amended, the "Schedule 13D") is being filed to amend and supplement Items 4, 5 and 6.

                    Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this Amendment is qualified in its entirety by the provisions of such Exhibits.

          ITEM 4.   PURPOSE OF TRANSACTION.

                    Item 4 is hereby amended and supplemented as follows:

                    The Reporting Person has been informed by the exchange agent for the Exchange Offer that, as of January 23, 1995, 23,224,028 shares of PriceCostco Common Stock were properly tendered in the Exchange Offer. As a result, the Reporting Person holds 3,775,972 shares of Price Enterprises Common Stock.

                    By letter dated January 23, 1995, a copy of which is attached hereto as Exhibit 4, pursuant to the Amended and Restated Agreement of Transfer and Plan of Exchange dated as of November 14, 1994 between the Reporting Person and the Issuer, a copy of which was attached as Exhibit 3 to the Schedule 13D (the "Transfer and Exchange Agreement"), the Reporting Person notified the Issuer that the Reporting Person desires to sell to the Issuer all of the shares of Price Enterprises Common Stock owned by the Reporting Person. Pursuant to the Transfer and Exchange Agreement, such sale will occur on February 6, 1995.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    Item 5 is hereby amended and supplemented as follows:

                    The Reporting Person is the beneficial owner of 3,775,972 shares of Price Enterprises Common Stock, or
          14.0% of the shares of Price Enterprises Common Stock outstanding, based upon 27,000,000 shares of Price
          Enterprises Common Stock outstanding.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER.

                    Item 6 is hereby amended and supplemented as follows:

                    The information set forth in Item 4 hereof is hereby incorporated herein by reference.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit        Description

          4              Letter, dated January 23, 1995, from
                         Price/Costco, Inc. to Price Enterprises,
                         Inc.



                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:    January 23, 1995

                                        PRICE/COSTCO, INC.

                                        By:  /s/ Donald E. Burdick
                                             Donald E. Burdick
                                              Vice President


                                Exhibit Index

          Exhibit        Description                        Page

            4            Letter, dated January 23,
                         1995, from Price/Costco,
                         Inc. to Price Enterprises,
                         Inc.

___________________________________________________________________________

                                                          Exhibit 4

                              Price/Costco, Inc.
                            10809 120th Avenue NE
                         Kirkland, Washington  98033

                                        January 23, 1995

          Mr. Robert E. Price
          Chairman of the Board, President and
            Chief Executive Officer
          Price Enterprises, Inc.
          4649 Morena Boulevard
          San Diego, California  92117

                         Re:  Price Enterprises Common Stock

          Dear Robert:

                    Pursuant to Section 3.3(b) of the Amended and Restated Agreement of Transfer and Plan of Exchange, dated as of November 14, 1994, between Price/Costco, Inc. ("PriceCostco") and Price Enterprises, Inc., notice is hereby given that PriceCostco desires to exercise its option to sell to Price Enterprises 3,775,972 shares of common stock of Price Enterprises, constituting all of such shares owned by PriceCostco.

                                        Very truly yours,

                                        /s/ James D. Sinegal
                                        James D. Sinegal
                                        President and Chief
                                          Executive Officer

          cc:  Scott N. Wolfe, Esq.